777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX FOLEY.COM WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com

November 27, 2024
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
RE:	Parnassus Income Funds – Post-Effective Amendment No. 52 to Registration Statement on Form N-1, As Filed on September 27, 2024
Ladies and Gentlemen:
On behalf of our client, Parnassus Income Funds (the “Trust”) and its series, the Parnassus Core Select ETF and the Parnassus Value Select ETF (collectively, the “Funds”), we are writing in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing (the “Amended Registration Statement”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Funds’ responses (in regular type).  A redline of the Amended Registration Statement is attached hereto.
The Trust plans to file an amendment under Rule 485(b) with the final, definitive prospectus and statement of additional information, as reflected in the attached redline, and attaching the final executed agreements as exhibits, on December 11, 2024, to go immediately effective that same day.
If you would like to discuss the responses, please contact Peter D. Fetzer at (414) 297‑5596.
1. Please ensure that the Fee Table, Expense Example and any other missing information is completed before the filing becomes effective.
Response:  The Funds will ensure that the Fee Table, Expense Example and any other missing information is completed before the filing becomes effective.
2. Please clarify and enhance the following disclosure:
a.	When the Funds say that a Fund will invest in a concentrated portfolio, please disclose the number of portfolio holdings that the Fund will typically hold, or a range of the portfolio holdings.
Response:  The Funds have revised the disclosure as requested.  See below, and see the attached redline.
“The Fund is an actively managed ETF whose objective is to achieve capital appreciation by investing primarily in a concentrated portfolio of equity securities (generally 20-30 holdings) selected using the Fund’s “core strategy,” as discussed herein.”

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b.	Describe the techniques that the portfolio managers use for seeking downside protection.
Response:  The Funds have revised the disclosure as requested.  See below, and see the attached redline.
“The portfolio managers focus on seeking downside protection by purchasing investments for the Fund’s portfolio that the Adviser believes have less exposure to broad equity market risk.”
c.	In the principal strategy discussion, please reference both sponsored and unsponsored American Depositary Receipts.
Response:  The Funds have revised the disclosure as requested.  See below, and see the attached redline.
“In such cases, the Fund may purchase foreign securities directly on foreign markets, or may invest in sponsored or unsponsored American Depositary Receipts issued by depository banks in the U.S. for shares of a foreign-based company that entitle the holder to dividends and capital gains on the underlying security.”
d.	Clarify the meaning of “durable competitive advantage,” and indicate how it is measured.
Response:  The Funds have revised the disclosure as requested.  See below, and see the attached redline.
“The Adviser assesses a company’s durable competitive advantage by determining how likely it is to ward off rivals for an extended time by looking for characteristics such as a high level of return on invested capital, a strong network effect, patents and regulatory licenses, high customer switching costs, an effective well-known brand, and/or low production costs relative to competitors.”
e.
Clarify the meaning of “sustainable business practices,” and the connection between this and the ESG risks.  Add disclosure on specific ESG factors that the adviser considers and how and when it will do so, and clarify if each investment holding has to meet the ESG criteria, or if some holdings do not have to meet the criteria.

Response:  The Funds have revised the disclosure as requested.  See below, and see the attached redline.
“As part of the Adviser’s investment approach, the Adviser seeks to invest in companies with sustainable business practices, in alignment with its investment philosophy and principles, as the Adviser believes these factors are relevant to its assessment of quality and the risk-return profiles of companies in the Fund.
This quality assessment is integrated as part of a holistic evaluation of fundamental attributes of the company across the Parnassus quality characteristics of competitive

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advantages, relevancy, management, sustainable business practices and valuation. The Adviser evaluates sustainable business factors primarily based on sector relevance and business conduct. Examples of factors the Adviser may consider in evaluating companies include but are not limited to: climate-related risk, product safety and quality, human capital management, environmental impacts of operations and products, community and stakeholder impacts, supply chain practices and corporate governance.
The sustainable business practices for all current holdings are reviewed at least annually to ensure the companies in the Funds continue to meet the quality thresholds. The Fund will evaluate whether it will continue to hold or sell a security if the Adviser believes a company’s fundamentals will deteriorate, if it believes a company’s stock has little potential for appreciation relative to other available opportunities, or if the company no longer meets the adviser’s expectations for sustainable business practices and the Adviser does not believe it is an appropriate investment for the Fund following such changes.”
“Sustainable Business Practice Investing Risk. Sustainable business risk refers to the risk stemming from investing in companies with sustainable business practices. The Fund seeks to invest in high-quality companies with sustainable business practices and to avoid investments in companies that do not meet its quality expectations. The Adviser evaluates sustainable business factors primarily based on sector relevance and business conduct. Examples of factors the Adviser may consider in evaluating companies include but are not limited to: climate-related risk, product safety and quality, human capital management, environmental impacts of operations and products, community and stakeholder impacts, supply chain practices and corporate governance. This may affect the Fund’s exposure to certain companies or industries and cause the Funds to forego certain investment opportunities.”
f.	Consider including principal risk factors for growth investing and value investing for the Parnassus Core Select ETF, and value investing risk for the Parnassus Value Select ETF.
Response:  The Funds have revised the disclosure as requested.  See below, and see the attached redline.
“Growth Investing Risk. The Adviser may be wrong in its assessment of a company’s potential for growth and the growth stocks the Fund holds may not grow as the Adviser anticipates. Finally, there are periods when investing in growth stocks falls out of favor with investors and these stocks may underperform.”
“Value Investing Risk. The risk associated with the Fund’s investment in companies it considers undervalued relative to their peers or the general stock market insofar as these securities may decline or may not reach what the Adviser believes are their full value.”
g.	As necessary, update the tax law change risk for recent developments.
Response:  The Funds believe that overall the risk remains accurate, but did revise it slightly.  See below, and see the attached redline.

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Tax Law Change Risk: Tax law is subject to change, possibly with retroactive effect, or to different interpretations. For example, Congress continues to consider substantial changes to U.S. federal income tax laws, and some with retroactive effect, that could result in substantial adverse U.S. federal income tax consequences to the Fund and its shareholders. Any future changes are highly uncertain, and the impact on the Fund or its shareholders cannot be predicted. Prospective shareholders should consult their own tax advisors regarding the impact to them of possible changes in tax laws.
h.	Clarify the meaning of “appropriate incentives” for quality management teams.
Response:  The Funds have revised the disclosure as requested.  See below, and see the attached redline.
“Companies should be sound and priced attractively relative to their potential risk-return profile; have increasingly relevant products or services; have clear and durable competitive advantages; have a quality management team with incentives (such as equity ownership and incentive compensation plans) that encourage alignment with the company’s long-term goals; be suitable, at the time of purchase, for a multi-year investment; and meet Parnassus’s expectations for sustainable business practices.”
i.	Where you indicate that a Fund may continue to hold a security once purchased, clarify that this is where the Adviser “believes” that the holding no longer possesses the characteristics.
Response:  The Funds have revised the disclosure as requested.  See below, and see the attached redline.
“Once a security is purchased, the Adviser may continue to hold it even if the Adviser no longer believes it is undervalued or no longer possesses superior growth potential, as the case may be.”
j.	When discussing the sustainable investment guidelines, please include more detail.
Response:  The Funds have revised the disclosure as requested.  See below, and see the attached redline.
“Sustainable Investment Guidelines
As part of the Adviser’s investment approach, the Adviser seeks to invest in companies with sustainable business practices, in alignment with its investment philosophy and Principles, as the Adviser believes these factors are relevant to its assessment of quality and the risk-return profiles of companies in the Fund.
This quality assessment is integrated as part of a holistic evaluation of fundamental attributes of the company across the Parnassus quality characteristics of competitive advantages, relevancy, management, sustainable business practices and valuation. The Adviser evaluates sustainable business factors primarily based on sector relevance and business conduct. Examples of factors the Adviser may consider in evaluating companies

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include but are not limited to: climate-related risk, product safety and quality, human capital management, environmental impacts of operations and products, community and stakeholder impacts, supply chain practices and corporate governance.
The sustainable business practices for all current holdings are reviewed at least annually to ensure the companies in the Funds continue to meet the quality thresholds. The Fund will evaluate whether it will continue to hold or sell a security if the Adviser believes a company’s fundamentals will deteriorate, if it believes a company’s stock has little potential for appreciation relative to other available opportunities, or if the company no longer meets the adviser’s expectations for sustainable business practices and the Adviser does not believe it is an appropriate investment for the Fund following such changes.
Integration and Stewardship
The Adviser integrates sustainability-related risks and opportunities into investment decision making, proxy voting, and engagement strategies. The Adviser aims to invest in high quality companies considering competitive advantages, relevance, management, sustainable business practices, and other factors that we believe are relevant to investment performance. We do not generally expect to invest in companies that operate contrary to our principles and investment philosophy as described in this prospectus and our Sustainable Investment Policy.
In accordance with this investment approach, the Funds may have no or limited exposure to companies that we believe have concerning sustainability-related practices or performance.
The Adviser uses strategic engagement with company management teams to encourage improvements in strategy, execution, governance and sustainability-related risks and opportunities. Such engagement may include the submission of non-binding shareholder proposals that recommend specific positive changes at companies held in the Funds. The Adviser votes proxies consistent with its proxy voting policies and procedures, which are stated in the SAI.
Parnassus’s Principles and Sustainable Investment Policy describe our approach to investing sustainably and outline the conduct that we believe will help companies succeed and create enduring value for investors. We apply this approach because we believe that strong sustainable business practices can be a sign of a high-quality management team and a long-term, strategic orientation that aligns with our investment goals. For more information, our Principles and Sustainable Investment Policy are available on our website at www.parnassus.com.
k.	Where you discuss temporary investing please enhance the disclosure to capture all items referenced in Form N-1A, and please clarify whether redemption risk is a principal or non-principal risk.
Response:  The Funds have revised the disclosure as requested.  See below, and see the attached redline.

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“Non-Principal Strategies and Risks
In addition to the principal risks under the caption “Summary Section,” and incorporated herein by reference, there are non-principal risks related to the Funds’ investments, as discussed below.
A Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. To the extent that the assets of a Fund are invested in temporary defensive positions, the Fund may not achieve its investment objective.
Specifically, for temporary purposes, a Fund may invest in money-market securities, which is a non-principal investment strategy. Although a money-market instrument is designed to be a relatively low-risk investment, it is not free of risk. For example, increases in interest rates may negatively impact money-market instruments.
Cybersecurity matters are a non-principal risk of the Funds. For example, cybersecurity incidents may allow an unauthorized party to gain access to Fund assets, customer data (including private shareholder information), or proprietary information, or cause a Fund, the Adviser and/or the Funds’ service providers (including, but not limited to, Fund accountants, custodians, sub-custodians, transfer agents and financial intermediaries) to suffer data breaches, data corruption or lose operational functionality.
l.	Please enhance disclosure related to Krishna to go back full five years.
Response:  The Funds have revised the disclosure as requested.  See below, and see the attached redline.
“Krishna S. Chintalapalli, is a Portfolio Manager of the Parnassus Value Select ETF. He is also a Portfolio Manager of the Parnassus Value Equity Fund and has served as a portfolio manager of that Fund since 2022. He is a Senior Analyst at Parnassus Investments, where he has worked since 2022. Prior to joining Parnassus, Krishna was Vice President of Global Equities at Ariel Investments from 2018-2022.”
m.	In the Expense Example disclosure, delete the reference to reimbursement since there will be none.
Response:  The Funds have deleted this reference.
n.	Please explain what you mean by “strong network effect”.
Response:  The Funds have revised the disclosure as requested.  See below, and see attached redline.
“a strong network effect (meaning there is a loyal base of customers or partners for whom cross-selling products can enhance the client experience)”

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o.	Clarify which indices are being used for the Funds.
Response:  The Funds have revised the disclosure as requested.  See below, and see the attached redline.
“Index Descriptions
Russell 1000® Index
The Russell 1000® Index measures the performance of the 1,000 largest U.S. companies based on total market capitalization. The Index does not reflect any deductions for fees, expenses or taxes. A direct investment in an index is not possible. The Russell 1000® Index is a trademark of the Frank Russell Company. The index is used herein for comparative purposes in accordance with SEC regulations.
Russell 1000® Value Index
The Russell 1000® Value Index measures the performance of the large-cap value segment of the U.S. equity universe. It includes those Russell 1000® companies with lower price-to-book ratios and lower expected growth values. The Russell 1000® Value Index is constructed to provide a comprehensive and unbiased barometer for the large-cap value segment. The Index does not reflect any deductions for fees, expenses or taxes. A direct investment in an index is not possible. The Russell 1000® Value Index is a trademark of the Frank Russell Company. The index is used herein for comparative purposes in accordance with SEC regulations.”

p.	In the Statement of Additional Information, please clarify the concentration policy to more closely adhere to the wording in Form N-1A.
Response:  The Funds have revised the disclosure as requested.  See below, and see the attached redline.
“Purchase any security if, as a result, any Fund would have 25% or more of its net assets (at current value) invested in a particular industry or group of industries.”
q.	In the Statement of Additional Information, please revise the discussion on the right to reject a Creation Unit to delete the word “absolute” and sub-items (d) and (f).
Response:  The Funds have revised the disclosure as requested.  See below, and see the attached redline.
“The Funds reserve the right to reject an order for Creation Units transmitted to it by the Distributor with respect to the Funds including, without limitation, if (a) the order is not in proper form; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining shares ordered, would own 80% or more of the currently outstanding shares; (d) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (e) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Funds, be unlawful; or (f) in the event that

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circumstances outside the control of the Funds, the Custodian, the transfer agent and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units.”
3. Please confirm that the Funds will not invest in emerging markets.  If they will invest in emerging markets, please provide appropriate disclosure.
Response:  The Funds confirm that they will not invest in emerging markets.
4. Are REITS a principal investment strategy?  If yes, please reference this in the strategy section.  Otherwise, you can delete it as a principal risk.
Response:  The Funds will not invest in REITS as a principal investment strategy and have deleted them as a principal risk.
5. Please review the descriptions of the portfolio managers in the Summary Section to ensure that the descriptions are limited to only required information, pursuant to Form N-1A.  Specifically, limit the disclosure to just the PMs’ service to the Funds, which will be since inception.  Other information can be provided in the disclosure on “Management of the Funds.”
Response:  The Funds have revised the disclosure as requested.  See below, and see the attached redline.
“Todd C. Ahlsten is the lead Portfolio Manager of the Parnassus Core Select ETF, and has been the lead Portfolio Manager of the Fund since its inception.
Benjamin E. Allen is a Portfolio Manager of the Parnassus Core Select ETF, and has served as a Portfolio Manager of the Fund since its inception.
Andrew S. Choi is a Portfolio Manager of the Parnassus Core Select ETF, and has served as a Portfolio Manager of the Fund since its inception.”
“Billy J. Hwan, CPA, CFA, is lead Portfolio Manager of the Parnassus Value Select ETF, and has been the lead Portfolio Manager of the Fund since its inception.
Krishna S. Chintalapalli, is a Portfolio Manager of the Parnassus Value Select ETF, and has served as a Portfolio Manager of the Fund since its inception.”
6. Please supplementally confirm that the Funds will exclude convertibles that are deep out of the money from the definition of equity securities.
Response:  The Funds will exclude convertibles that are deep out of the money from the definition of equity securities.
*******

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Please call the undersigned at (414) 297‑5596 should you have any questions regarding this filing and the information provided above.

Sincerely, /s/ Peter D. Fetzer Peter D. Fetzer